Amy M. Trombly, Esq.      amy@tromblybusinesslaw.com

November 15, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549

Attn: Mr. Jeffrey Riedler

Re:  DNAPrint Genomics, Inc.
Registration Statement on Form SB-2
File Number: 333-137323

Dear Mr. Riedler:

I am securities counsel for DNAPrint Genomics, Inc. (the “Company”). I enclose for filing under the Securities Act of 1933, as amended, Amendment No. 1 to the Registration Statement No. 333-137323, together with certain exhibits thereto (the “Registration Statement”).

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated November 6, 2006.

Set forth below are the Company’s responses to the Staff’s comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form SB-2

Comment 1.
We note your response to comment 1. Considering the nature and size of the offering, this offering appears to be a primary offering through Dutchess Private Equities Fund, II, L.P. and La Jolla Cove Investors. Please identify these selling shareholders as underwriters in your document, including the cover page and the Selling Shareholders and Plan of Distribution sections.

Response 1.	The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly
Amy M. Trombly
Counsel for DNAPrint Genomics, Inc.

cc:  DNAPrint Genomics, Inc.